

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Douglas Love, Esq.
President and Chief Executive Officer
Annexon, Inc.
180 Kimball Way, Suite 200
South San Francisco, CA 94080

> **Re: Annexon, Inc.**
> **Form S-1**
> **Exhibit No. 10.2**
> **Filed July 2, 2020**
> **File No. 333-239647**

Dear Mr. Love:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Brian J. Cuneo - Latham & Watkins LLP